

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 22, 2006

Mr. David A. Campbell
Executive Vice President and Acting Chief Financial Officer
TXU Corp.
1601 Bryan Street
Dallas, TX 75201-3411

> **Re:**   **TXU Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed March 6, 2006**
> **File No. 1-12833**

Dear Mr. Campbell:

　　　　We have reviewed your filing and have the following comments. We have
limited our review of your filing to the issues we have addressed in our comments.
Please provide a written response to our comments. Please be as detailed as necessary in
your explanation. In some of our comments, we may ask you to provide us with
information so we may better understand your disclosure. After reviewing this
information, we may raise additional comments.

　　　　Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2005

Appendix A, page A-1

Financial Statements, page A-63

Statements of Consolidated Income, page A-63

1.   We note that you have presented per share amounts for your "exchangeable
        preferred membership interest buyback premium" and "preference stock
        dividends". Please revise your financial statements to remove these per-share
        amounts. Refer to paragraph 37 of SFAS 128.

Notes to Financial Statements, page A-70

1. Significant Accounting Policies, page A-70

2.   We note your reference to the $1.02 unfavorable impact from the accelerated
        share repurchase program settled in May 2005. Absent your ability to
        demonstrate to us why this non-GAAP measure is meaningful to investors and
        how it is used by management, we believe you should remove this non-GAAP per
        share measure in all future filings.

2. Restructuring Actions in 2004, page A-74

3.   We have reviewed the items identified as restructuring activities and have the
        following comments:

        •   Please reconcile for us the amount of severance liabilities recorded during
            2004 as presented in your summary table with those amounts discussed in
            detail in the notes;

        •   Please tell us how your $40 million charge recorded in the second quarter of
            2004 to indemnify Capgemini for severance costs incurred by Capgemini for
            former TXU Corp. employees terminated within 21 months of their transfer to
            Capgemini met the conditions for recognition as a liability when recorded;

        •   Please provide us with a detailed description of your self-nomination
            severance program and the other involuntary severance actions resulting in the
            $77 million severance charge in 2004. In this regard, please provide us an
            analysis of all severance costs recorded in 2004;

- Tell us why you have classified your $84 million accrual for an expected settlement in 2004 and your $150 million payment to settle a class action lawsuit in 2005 as restructuring activities; and

- Tell us why your $21 million rate settlement is included in your restructuring activities.

5. Extraordinary Items, page A-80

Purchase of Lease Trust Interest, page A-80

4.   We note that you have recorded a $50 million extraordinary loss related to an agreement to purchase the owner participant interest in a trust established to lease combustion turbines. Please tell us the following with respect to this transaction:

- Tell us why you believe this loss is properly classified as extraordinary. In doing so, please provide detailed explanations as to why this transaction is unusual in nature and infrequent in occurrence. Refer to APB 30.

- Tell us why you have recorded this transaction in December 2005, when the agreement was executed and in advance of the anticipated closing date in March 2006.

- Please explain why a $59 million liability related to the combustion turbine lease was recorded prior to your consolidation given that it was accounted for as an operating lease. In this regard, we note your future minimum lease payment disclosure on page A-92.

*   *   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Yong Kim at (202) 551-3323 if you have any questions regarding these comments. Please contact me at (202) 551-3716 with any other questions.

Sincerely,

William Choi
Branch Chief